UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-1

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NanoSensors, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63008X107

(CUSIP Number)

IMTIAZ A. KHAN
c/o Meyers Associates, L.P.
45 Broadway, 2nd Fl.
New York, NY 10006
(212) 742-4200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.I3d-I(e), 240. l3d-I(f) or 240.1 3d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.

SCHEDULE 13D/A-1
CUSIP No.   63008X107

1.	Names of Reporting Persons Imtiaz A. Khan I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 20,750,000 8. Shared Voting Power 0 9. Sole Dispositive Power 20,750,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,750,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN

This statement on Schedule 13D/A-1 hereby amends the Schedule 13D dated January 27, 2006 (the “Original 13D”) by Mr. Imtiaz A. Khan, with respect to the beneficial ownership of shares of common stock, par value $.001 per share, of NanoSensors, Inc., a Nevada corporation. The disclosures herein give retroactive effect to the 10:1 forward stock split declared by the Company on January 12, 2006.

Item 1.    Security and Issuer

The class of equity security to which this statement relates is the common stock, par value, $0.001 per share (the “Common Stock”), of NanoSensors, Inc., a Nevada corporation (the “Issuer” or the “Company”). The name and address of the principal executive office of the Issuer is 1800 Wyatt Drive, Suite #2, Santa Clara, CA 95054.

Item 2.    Identity and Background

(a)    Name: This statement on Schedule 13D/A-1 (this “Statement”) is being filed by Imtiaz A. Khan (the “Reporting Person”).

(b)    Residence or business address: The business address of the Reporting Person is 45 Broadway, 2nd Floor, New York, New York, 10006.

(c)    The present principal occupation and the name, principal place of business, and address of any corporation or other organization in which such employment is conducted by Reporting Person is as an investment banker at Meyers Associates, L.P., located at 45 Broadway, 2nd Floor, New York, New York, 10006.

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors.

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

The Reporting Person acquired the securities reported in the Original 13D in private placement transactions directly with the Company. These securities were purchased by the Reporting Person with personal funds.

In June 2006, the Reporting Person transferred ownership of 10,250,000 shares of Common Stock to family members as a bona fide gift. No consideration was received by the Reporting Person in this transaction.

As of June 27, 2006, the Reporting Person was assigned 20,000,000 shares of Common Stock of the Issuer in a private transaction wherein the Reporting Person’s employer transferred such shares of Common Stock to the Reporting Person. No consideration was paid by the Reporting Person in this transaction.

On June 27, 2006, the Reporting Person was issued 5,500,000 unit purchase warrants (the “Unit Purchase Warrants”) of the Issuer in a private transaction wherein the Reporting Person’s employer transferred such Unit Purchase Warrants to the Reporting Person. No consideration was paid by the Reporting Person in this transaction. Each Unit Purchase Warrant may be exercised into one share of Common Stock and a warrant to purchase one share of Common Stock. The Unit Purchase Warrants were issued in connection with a private placement of the Issuer’s securities in which the Reporting Person’s employer acted as a selling agent for the Issuer (the “Private Placement”).

The Unit Purchase Warrants are subject to a non-exercise agreement entered into by the Reporting Person as of July 21, 2006. Pursuant to this agreement, the Reporting Person cannot exercise the Unit Purchase Warrants during the period commencing on the date of the agreement and until the first to occur of (i) six months from the effective date of the registration statement contemplated by the Private Placement in which the Reporting Person received the Unit Purchase Warrants or (ii) one year from the effective date of the agreement. Accordingly, the Unit Purchase Warrants have not been included in the Reporting Person’s beneficial ownership reported on this Schedule 13D/A pursuant to the rules for determining beneficial ownership promulgated by the Securities and Exchange Commission.

Item 4.    Purpose of Transaction

The Reporting Person holds his shares of Common Stock and securities convertible into shares of Common Stock, including the additional securities described in Item 3 of this Schedule 13D/A, for general investment purposes.

The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Persons may from time to time sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. However, the Reporting Person does not currently have plans or proposals which relate to, or would result in:

(a)    the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)    any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)    any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)    changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)    any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)-(b) As a result of the Reporting Person’s transactions described in Item 3 of this Schedule 13D/A-1, the Reporting Person may be deemed to be the beneficial owner of 20,750,000 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 6.9% of the issued and outstanding shares of Issuer’s Common Stock based on the number of shares of Issuer’s Common Stock outstanding as of July 17, 2006. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer.

The Reporting Person currently beneficially owns the securities of the Issuer described in Item 3 of this Schedule 13D/A-1 as follows: 20,750,000 shares of Common Stock. As stated in Item 3 above, the 5,500,000 Unit Purchase Warrants held by the Reporting Person are not deemed to be beneficially owned by the Report Person.

(c) Except as described in Item 3 and Item 5(a), the Reporting Person has not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d) To the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported on herein.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreement entered into by the Reporting Person not to exercise the Unit Purchase Warrants described in Item 3 of this Schedule 13D/A-1, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, none of the Issuer’s securities beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.    Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2006

/s/ Imtiaz A. Khan Signature Imtiaz A. Khan Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purposed which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)